100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

August 11, 2017

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook, Esquire

Re:	Moleculin Biotech, Inc.

Registration Statement on Form S-3

Filed July 24, 2017

File No. 333-219434

Dear Ms. Westbrook:

This letter is being submitted on behalf of Moleculin Biotech, Inc. (“MBI” or the “Company”) in response to the comment letter, dated July 31, 2017, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 filed on July 24, 2017 (the “Registration Statement”). The Company’s Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.	It appears that you are relying on General Instruction I.B.6 of Form S-3. If true, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

Securities and Exchange Commission August 11, 2017 Page 2

Response: The Company has revised the cover page of the prospectus included in the Amended Registration Statement to include the following:

“As of August 1, 2017, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $35,633,714, based on 20,261,904 shares of outstanding common stock, of which approximately 13,148,972 shares are held by non-affiliates, and a per share price of $2.71 based on the closing sales price of our common stock on August 1, 2017. As of the date hereof, we have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.”

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc: Jonathan Foster, Chief Financial Officer